Exhibit 99.1

Medigus to Resell Polyrizon’s Future Products for Protection Against COVID-19 Spread and Other Biological Threats

The companies signed investment and reseller agreements for joint commercialization

OMER, Israel, July 17, 2020 - Medigus Ltd. (NASDAQ:MDGS) (TASE:MDGS), a technology company developing minimally invasive tools and an innovator in direct visualization technology, today announced the signing of an investment agreement and a reseller agreement with Polyrizon Ltd., a private company engaged in developing biological gels for the purpose of protecting patients against biological threats.

As part of the reseller agreement Medigus receives an exclusive global license to resell the Polyrizon products, focusing on a unique Biogel for the protection from COVID-19 virus. The term of the license will be for four years, commencing upon receipt of sufficient FDA approvals for the lawful marketing and sale of the products globally. Medigus shall have the right to purchase the Polyrizon products on a cost plus 15% basis for the purpose of reselling the products worldwide. In consideration for the license, Polyrizon shall be entitled to receive annual royalty payments equal to 10% of Medigus annualized operating profit arising from the sale of the products.

 Polyrizon develops highly differentiated biological gels to protect patients against biological threats and external pathogens. Future products will exploit Polyrizon’s Capture & Contain platform Technology to safely prevent allergens & virus intrusions through the upper airways and eye cavities.

In addition, Medigus and Polyrizon signed an ordinary share purchase agreement. The agreement includes investment of $10,000 and a loan of $94,000 that will be extended to Polyrizon. As such, Medigus will be issued shares representing 19.9% of the issued and outstanding share capital of Polyrizon, on a fully diluted basis excluding outstanding deferred shares. In addition, Medigus was granted the option, exercisable at its sole discretion, to invest an additional investment amount of US$1,000,000, in consideration for shares of Polyrizon such that following the additional investment, Medigus will own 51% of Polyrizon on a fully diluted basis excluding outstanding deferred shares. The options is exercisable until the earlier of April 23, 2023 or the consummation by Polyrizon of equity financing of at least US$500,000 based on a pre-money valuation of at least US$10,000,000.

Polyrizon’s products are meant to mitigate biological threats such as SARS-CoV-2, COVID-19, bacteria and more by providing protection from the spread and contamination of Coronavirus inhaled through the upper airways and eyes, using spray or eyedrops made of mucoadhesive biological gel (a gel that contains covalently bound specific Abs against SARS-CoV-2 specific surface proteins) aiming to lower the intrusion levels of the virus through the nasal and buccal cavities for several hours. Similarly, the products may provide protection from airborne allergens through the upper airways and eyes, reducing the allergic reaction due to a lower amount of allergens reaching its target cells.

About Medigus

Medigus is traded on the Nasdaq Capital Market and the TASE (Tel Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com.

Cautionary Note Regarding Forward Looking Statements

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved, due to inter alia the spread of COVID-19 as well as the restriction deriving therefrom. Nothing in the description herein should be understood or construed as an announcement of any regulatory approval, production or actual sales of Polyrizon’s products for use in connection with the COVID-19 pandemic. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. Other risk factors affecting the company are discussed in detail in the company's filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

Contact (for media only)

Tatiana Yosef

Chief Financial Officer

+972-8-6466-880

ir@medigus.com